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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Thompson Creek Metals Company Inc. of our report dated March 19, 2009 relating to the consolidated financial statements for each of the years in the two year period ended December 31, 2008, and the effectiveness of internal control over financial reporting of Thompson Creek Metals Company Inc. as of December 31, 2008.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 19, 2009